Exhibit 99.1

Registered Number: 05370076

Red Football Limited

Annual report and financial statements

for the year ended 30 June 2014

Red Football Limited

Contents

Strategic report	3

Directors’ report	7

Independent auditors’ report to the members of Red Football Limited	10

Consolidated income statement	12

Consolidated statement of comprehensive income	13

Consolidated balance sheet	14

Consolidated statement of changes in equity	16

Consolidated statement of cash flows	17

Notes to the consolidated financial statements	18

Independent auditors’ report to the members of Red Football Limited	60

Company balance sheet	62

Notes to the Company financial statements	63

Red Football Limited

Strategic report

Red Football Limited (the “Company) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The directors present their strategic report on the Group for the year ended 30 June 2014.

Review of the business

During the year Old Trafford staged 30 (2013: 38) match day events comprising 28 (2013: 28) Manchester United home games (19 FA Premier League, 5 UEFA Champions League and 4 domestic cup), 1 Rugby League Grand Final and 1 Rugby League World Cup Final.

Group revenue for the year was £433.2 million (2013: £363.2 million). Operating profit before depreciation, amortisation of, and profit on disposal of, players’ registrations, and operating expenses — exceptional items (‘adjusted EBITDA’) for the year was £130.7 million (2013: £108.6 million). Operating expenses — exceptional items for the year were £5.2 million (2013: £2.4 million) — see note 6 to the consolidated financial statements. Profit on ordinary activities before tax for the year was £41.2 million (2013: loss of £3.0 million). Profit on ordinary activities before tax includes profit on disposal of players’ registrations of £7.0 million (2013: £9.2 million) and also includes net finance costs of £27.4 million (2013: £69.0 million). Net finance costs for the year include amortisation of issue discount, debt finance and debt issue costs on the secured term loan facility and senior secured notes of £1.9 million (2013: £11.8 million); premium on repurchase of senior secured notes £nil (2013: £22.0 million); and a foreign exchange loss of £nil (2013: £2.5 million) arising on the retranslation of US dollar denominated secured term loan facility and senior secured notes.

At 30 June 2014 the Group had net debt of £275.7 million (2013: £295.0 million) and had net cash generated from operating activities for the year of £73.5 million (2013: £60.9 million).

Strategy

The four key elements to the Group’s strategy for growth are:

•                Maintaining playing success

•                Treating fans as customers

•                Leveraging the global brand

•                Developing club media rights

Summary of key performance indicators for 2013/14

Description	Target	Achieved	Detail

Team performance	Minimum third place finish in the FA Premier League	No	7th place finish

	Last 16 of the UEFA Champions League	Yes	Exited at Quarter Final stage.

	Last 8 of domestic cup competitions - FA Cup - Carling Cup	No Yes	Exited at 3rd round Exited at Semi Final stage

Adjusted EBITDA margin(1)	>30 percent	Yes	30.2%

Employee benefit expense/revenue	<50 percent	Yes	49.6%

Commercial revenue	Sponsorship revenue growth	Yes	69.3% increase (excluding shirt sponsorship revenue)

Broadcasting revenue	Club owned media rights growth	Yes	33.7% increase

Match day revenue	Maximum achievable attendance at home FA Premier League and UEFA Champions League matches	Yes	FA Premier League and UEFA home games largely sold out

Customer relationship management fan records	Customer base growth	Yes	15.6% increase

(1) Adjusted EBITDA is operating profit before depreciation, amortisation of, and profit on disposal of, players’ registrations, and operating expenses — exceptional items.

Future developments and outlook for 2014/15

•                Almost 62,000 season tickets comprising both general admission and executive facility seats sold for the 2014/15 season.

•                Our first team has not qualified to participate in European competitions for the 2014/15 season.

•                The Group continues to explore new commercial opportunities within the United Kingdom and overseas to further leverage the Manchester United brand.

Principal risks and uncertainties

The Group is exposed to a range of risks and uncertainties which have the potential to affect the long-term performance of the Group. The directors meet with the executive directors of the Group’s main operating company, Manchester United Limited, by telephone on a weekly basis and face to face several times a year. At these meetings the directors regularly monitor the key risks faced by the Group and discuss mitigating actions. In addition to these discussions, the management of day to day operational risks within the business is delegated to the Group Executive (the senior management team including all the executive directors of Manchester United Limited).

The key business risks and uncertainties affecting the Group are considered to relate to:

•             maintaining and enhancing our brand and reputation;

•             recruitment and retention of key employees (including playing and coaching staff);

•             the performance and popularity of our first team;

•             renewal and replacement of key commercial agreements on similar or better terms;

•             negotiation and pricing of key broadcasting contracts;

•             indebtedness could adversely affect our financial health and competitive position; and

•             the safety and security of supporters at the Old Trafford stadium.

Maintaining and enhancing our brand and reputation

The success of our business depends on the value and strength of our brand and reputation. Our brand and reputation are also integral to the implementation of our strategies for expanding our follower base, sponsors and commercial partners. To be successful in the future we believe we must preserve, grow and leverage the value of our brand across all of our revenue streams. Unfavourable publicity regarding our first team’s performance in league and cup competitions or their behavior off the field, our ability to attract and retain certain players and coaching staff or actions by or changes in our ownership, could negatively affect our brand and reputation. Failure to respond effectively to negative publicity could also further erode our brand and reputation. In addition, events in the football industry as a whole, even if unrelated to us, may negatively affect our brand or reputation. As a result, the size, engagement, and loyalty of our follower base and the demand for our products may decline. Damage to our brand or reputation or loss of our followers’ commitment for any of these reasons could impair our ability to expand our follower base, sponsors and commercial partners or our ability to sell significant quantities of our products, which would result in decreased revenue across our revenue streams, and have a material adverse effect on our business, results of operations, financial condition and cash flow, as well as require additional resources to rebuild our brand and reputation. In addition, maintaining and enhancing our brand and reputation may require us to make substantial investments. Failure to successfully maintain and enhance the Manchester United brand or our reputation or excessive or unsuccessful expenses in connection with this effort could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Recruitment and retention of key employees (including playing and coaching staff)

We face strong competition from other football clubs in England and Europe in attracting and retaining talent. We aim to recruit and retain the best playing, coaching and general staff by offering attractive remuneration packages, by ensuring regular communication with our employees and offering regular reviews of performance and training.

The performance and popularity of our first team

Our revenues are dependent on the performance and popularity of our first team. Significant sources of our revenue are the result of strong performances in the English domestic and European competitions. Our revenue varies significantly depending on our first team’s participation and performance in these competitions. Our first team’s performance affects all three of our primary sources of revenue: Matchday revenue through ticket sales, broadcasting revenue through frequency of appearance and performance, and commercial revenue through merchandising and sponsorship revenues. Our participation in the UEFA Champions League, which is dependent upon the first team’s performance in the FA Premier League, is particularly important. The business seeks to maintain playing success by continually investing in the squad either via the youth academy or by acquiring new talent via our extensive team of scouts who operate both domestically and internationally.

Renewal and replacement of key commercial agreements on similar or better terms

The majority of our commercial revenue is generated from commercial agreements with our sponsors and these agreements have finite terms. When these contracts do expire we may not be able to renew or replace them with contracts on similar or better terms or at all. We aim to continue to grow our sponsorship portfolio by developing and expanding our geographic and product categorised approach which will include partnering with additional global sponsors, regional sponsors, and mobile and media operators.

Negotiation and pricing of key broadcasting contracts

The majority of our broadcasting revenues were generated from broadcasting rights for FA Premier League and European competition matches. Contracts for these broadcasting rights are negotiated collectively by the FA Premier League and UEFA respectively. We do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. Furthermore, the limited number of bidders for these rights may result in reduced prices paid for those rights in the future.

Indebtedness could adversely affect our financial health and competitive position.

As of 30 June 2014, we had total indebtedness of £341.8 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. In addition, our existing revolving credit facility, our existing secured term loan facility and the indenture governing our senior secured notes contain, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interests. We have not previously breached and are not in breach of any of the covenants under any of these facilities, however our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

The safety and security of supporters at the Old Trafford stadium

We place the security of our supporters at Old Trafford at the top of the agenda and the Board continually reviews the safety and security arrangements both with our own security staff, the local authorities and external consultants to ensure that best practice is followed at all times.

By order of the board:

J Glazer
Director
27 October 2014

Red Football Limited

Directors’ report

The directors present their report and the audited Group and Company financial statements for the year ended 30 June 2014.

Future developments

Future developments are discussed in the Strategic Report.

Dividends

An interim dividend was not paid during the year (2013: £nil). The directors do not recommend the payment of a final dividend (2013: £nil).

Financial risk management

Information about the Group’s financial risk management can be found in note 28 to the consolidated financial statements.

Events after the reporting date

Information about events after the reporting date can be found in note 30 to the consolidated financial statements.

Directors

The directors who held office throughout the year and up to the date of signing the financial statements were as follows:

J Glazer (Chairman)

A Glazer

B Glazer

D Glazer Kassewitz

E Glazer

K Glazer

M Nusbaum

Qualifying third party indemnity provisions

At the time the report was approved a qualifying third party indemnity provision, made by the Manchester United plc Group was in place for the directors of Manchester United plc and its subsidiary companies. This indemnity provision was in force throughout the financial year.

Environmental policies

The Group recognises its responsibility to ensure a safe and healthy environment and will endeavour to maintain sound environmental performance through the continued maintenance of our proactive environmental management system, which is integrated into our overall business activities.

Employment policies

The Group is committed to its ‘people philosophy’ and, as a result, to promoting policies to ensure that employees and applicants for employment are treated fairly and consistently. The Group has an equal opportunities policy, the aim of which is not to discriminate against employees or applicants for employment on the grounds of age, disability, ethnic origin, nationality or national origin, religion, race, gender, sexual orientation, marital status or family circumstances. Entry into and progression within the Group is determined solely by the job criteria and personal ability/competence.

The Group also seeks to apply best practice in the employment, training, development and promotion of disabled persons. The Group takes seriously its statutory obligations relating to disabled persons and seeks not to discriminate against current or prospective employees because of a reason relating to their disability. If an existing employee becomes disabled, such steps that are practical and reasonable are taken, in respect of adjustments to premises or employment arrangements, to retain him/her in employment. Where appropriate, rehabilitation and suitable training are given.

Employees are regularly updated on the performance of the Group. This is achieved through a broad base of communications including staff briefings, announcements and the staff newsletter ‘RedLines’. Employees’ views are sought through staff surveys and action plans are then developed to target priority for improvement areas. The Group is continuing with its focus on reward and recognition of performance as one of these priorities for improvement and its focus on a total reward strategy which has three principal components: compensation (pay package), benefits and the work experience. Schemes are continually introduced which focus on rewarding individual performance.

The Group has established its Vision and Values and these are communicated to all employees. Our Vision and Values are directly linked to performance and development review procedures, training and organisational change programmes and reward and recognition initiatives, which apply to all our employees.

Statement of directors’ responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union, and the Parent Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group for that period.

In preparing these financial statements, the directors are required to:

•                  select suitable accounting policies and then apply them consistently;

•                  make judgements and accounting estimates that are reasonable and prudent;

•                  state whether IFRSs as adopted by the European Union and applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Group and Parent Company financial statements respectively; and

•                  prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Statement of disclosure of information to auditors

Each director who is a director at the date of approval of this Annual Report confirms that:

•                      so far as the director is aware, there is no relevant audit information of which the Company’s auditors are unaware; and

•                      the director has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006.

By order of the board:

J Glazer

Director

27 October 2014

Red Football Limited

Independent auditors’ report to the members of Red Football Limited

Report on the group financial statements

Our opinion

In our opinion the financial statements, defined below:

•                  give a true and fair view of the state of the group’s affairs as at 30 June 2014 and of its profit and cash flows for the year then ended;

•                  have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union; and

•                  have been prepared in accordance with the requirements of the Companies Act 2006.

This opinion is to be read in the context of what we say in the remainder of this report.

What we have audited

The group financial statements (the “financial statements”), which are prepared by Red Football Limited comprise:

•                  the Consolidated balance sheet as at 30 June 2014;

•                  the Consolidated income statement for the year then ended;

•                  the Consolidated statement of comprehensive income for the year then ended;

•                  the Consolidated statement of changes in equity for the year then ended;

•                  the Consolidated statement of cash flows for the year then ended; and

•                  the notes to the financial statements, which include a summary of significant accounting policies and other explanatory information.

The financial reporting framework that has been applied in their preparation is applicable law and IFRSs as adopted by the European Union.

In applying the financial reporting framework, the directors have made a number of subjective judgements, for example in respect of significant accounting estimates. In making such estimates, they have made assumptions and considered future events.

What an audit of financial statements involves

We conducted our audit in accordance with International Standards on Auditing (UK And Ireland) (“ISAs (UK & Ireland)”). An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

•                  whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed;

•                  the reasonableness of significant accounting estimates made by the directors; and

•                  the overall presentation of the financial statements.

In addition, we read all the financial and non-financial information in the Annual Report and financial statements to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

Other matters on which we are required to report by exception

Adequacy of information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion, we have not received all the information and explanations we require from our audit. We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Statement of directors’ responsibilities set out on page 8, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and ISAs (UK & Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the Company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose.  We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other matter

We have reported separately on the Parent Company financial statements of Red Football Limited for the year ended 30 June 2014.

Graham Parsons (Senior Statutory Auditor)

For and on behalf of

Chartered Accountants and Statutory Auditors

Manchester

27 October 2014

Red Football Limited

Consolidated income statement

		Year ended 30 June
	Note	2014 £’000	2013 £’000
Revenue	4	433,164	363,189
Operating expenses — excluding exceptional items	5	(366,373)	(304,036)
Operating expenses — exceptional items	6	(5,184)	(2,401)
Total operating expenses		(371,557)	(306,437)
Operating profit before profit on disposal of players’ registrations		61,607	56,752
Analysed as:
Operating profit before depreciation, amortisation of, and profit on disposal of, players’ registrations, and operating expenses — exceptional items (‘adjusted EBITDA’)		130,746	108,636
Depreciation		(8,665)	(7,769)
Amortisation of players’ registrations		(55,290)	(41,714)
Operating expenses — exceptional items	6	(5,184)	(2,401)

Profit on disposal of players’ registrations		6,991	9,162
Operating profit		68,598	65,914
Finance costs	7	(27,652)	(70,234)
Finance income	7	256	1,273
Net finance costs		(27,396)	(68,961)
Profit/(loss) on ordinary activities before tax		41,202	(3,047)
Tax expense	9	(21,533)	(930)
Profit/(loss) for the year		19,669	(3,977)
Attributable to:
Owners of the parent		19,669	(4,146)
Non-controlling interest		—	169
		19,669	(3,977)

Red Football Limited

Consolidated statement of comprehensive income

		Year ended 30 June
	Note	2014 £’000	2013 £’000
Profit/(loss) for the year		19,669	(3,977)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Fair value movements on cash flow hedges, net of tax	9	31,515	(488)
Exchange gain/(loss) on translation of overseas subsidiary, net of tax	9	37	(88)
Other comprehensive income/(loss) for the year, net of tax		31,552	(576)
Total comprehensive income/(loss) for the year		51,221	(4,553)
Attributable to:
Owners of the parent		51,221	(4,722)
Non-controlling interest		—	169
		51,221	(4,553)

Items in the statement above are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 9.

Red Football Limited

Consolidated balance sheet

		As at 30 June
	Note	2014 £’000	2013 £’000
ASSETS
Non-current assets
Property, plant and equipment	10	254,859	252,808
Investment property	11	13,671	14,080
Goodwill	12	421,453	421,453
Players’ registrations	13	204,572	119,947
Trade and other receivables	16	41	1,583
		894,596	809,871
Current assets
Derivative financial instruments	15	—	260
Trade and other receivables	16	739,070	682,683
Cash and cash equivalents	17	66,158	94,200
		805,228	777,143
Total assets		1,699,824	1,587,014

Red Football Limited

Consolidated balance sheet (continued)

		As at 30 June
	Note	2014 £’000	2013 £’000
EQUITY AND LIABILITIES
Equity
Share capital	18	—	—
Capital contribution reserve		474,203	474,203
Hedging reserve		31,693	178
Retained earnings		428,247	408,541
Equity attributable to owners of the parent		934,143	882,922
Non-current liabilities
Derivative financial instruments	15	1,602	1,337
Trade and other payables	19	42,464	18,413
Borrowings	20	326,803	377,474
Deferred revenue		15,631	17,082
Provisions	21	—	988
Deferred tax liabilities	22	28,837	17,168
		415,337	432,462
Current liabilities
Derivative financial instruments	15	875	29
Current tax liabilities		2,955	900
Trade and other payables	19	150,896	112,192
Borrowings	20	15,005	11,759
Deferred revenue		180,613	146,278
Provisions	21	—	472
		350,344	271,630
Total equity and liabilities		1,699,824	1,587,014

The financial statements on pages 12 to 59 were approved by the board of directors on 27 October 2014 and were signed on its behalf by:

J Glazer

Director

Registered Number: 05370076

Red Football Limited

Consolidated statement of changes in equity

	Share Capital £’000	Capital contribution reserve £’000	Hedging reserve £’000	Retained Earnings £’000	Total attributable to owners of the parent £’000	Non- controlling interest £’000	Total Equity £’000
Balance at 1 July 2012	—	405,799	666	417,273	823,738	(2,003)	821,735
(Loss)/profit for the year	—	—	—	(4,146)	(4,146)	169	(3,977)
Cash flow hedges, net of tax	—	—	(488)	—	(488)	—	(488)
Currency translation differences	—	—	—	(88)	(88)	—	(88)
Total comprehensive (loss)/income for the year	—	—	(488)	(4,234)	(4,722)	169	(4,553)
Capital contribution(1)	—	68,404	—	—	68,404	—	68,404
Acquisition of non-controlling interest in MUTV Limited (note 23)		—	—	(4,498)	(4,498)	1,834	(2,664)
Balance at 30 June 2013	—	474,203	178	408,541	882,922	—	882,922
Profit for the year	—	—	—	19,669	19,669	—	19,669
Cash flow hedges, net of tax	—	—	31,515	—	31,515	—	31,515
Currency translation differences, net of tax	—	—	—	37	37	—	37
Total comprehensive income for the year	—	—	31,515	19,706	51,221	—	51,221
Balance at 30 June 2014	—	474,203	31,693	428,247	934,143	—	934,143

(1)  Following the initial public offering of shares in Manchester United plc on 10 August 2012, a parent undertaking invested £68,404,000 by way of a capital contribution on 13 September 2012. The contribution was used to repurchase a portion of the Group’s senior secured notes.

Red Football Limited

Consolidated statement of cash flows

		Year ended 30 June
	Note	2014	2013
Cash flows from operating activities
Profit/(loss) on ordinary activities before tax		41,202	(3,047)
Depreciation charges	10, 11	8,665	7,769
Impairment charges	11	293	—
Amortisation of players’ registrations	13	55,290	41,714
Profit on disposal of players’ registrations		(6,991)	(9,162)
Net finance costs	7	27,396	68,961
Loss/(profit) on disposal of property, plant and equipment		24	(7)
Foreign exchange losses on operating activities		925	—
Fair value losses on derivative financial instruments		59	91
Reclassified from hedging reserve		(1,035)	—
(Increase)/decrease in trade and other receivables		(59,080)	9,560
Increase in trade and other payables and deferred revenue		37,152	18,352
Decrease in provisions		(1,475)	(401)
Cash generated from operations		102,425	133,830
Interest paid		(27,669)	(73,629)
Debt finance costs relating to borrowings		(123)	(3,074)
Interest received		254	710
Tax (paid)/refunded		(1,375)	3,057
Net cash generated from operating activities		73,512	60,894
Cash flows from investing activities
Purchases of property, plant and equipment		(10,847)	(12,503)
Purchases of investment property		—	(2)
Proceeds from sale of property, plant and equipment		50	9
Purchases of players’ registrations		(92,942)	(45,997)
Proceeds from sale of players’ registrations		14,025	9,646
Net cash used in investing activities		(89,714)	(48,847)
Cash flows from financing activities
Capital contribution		—	68,404
Proceeds from borrowings		—	209,190
Acquisition of additional interest in subsidiary		—	(2,664)
Loan to parent undertakings		(721)	(5,359)
Repayment of borrowings		(4,997)	(259,254)
Net cash (used in)/generated from financing activities		(5,718)	10,317
Net (decrease)/increase in cash and cash equivalents		(21,920)	22,364
Cash and cash equivalents at beginning of year		94,200	70,603
Exchange (losses)/gains on cash and cash equivalents		(6,122)	1,233
Cash and cash equivalents at end of year	18	66,158	94,200

Red Football Limited

Notes to the consolidated financial statements

1                                         General information

Red Football Limited (the “Company”, the “Parent Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company is a private company limited by share capital domiciled and incorporated in the United Kingdom and registered in England and Wales. The address of its registered office is Sir Matt Busby Way, Old Trafford, Manchester, M16 0RA. The registered number of the Company is 05370076.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

2                                         Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1                               Basis of preparation

The consolidated financial statements of Red Football Limited have been prepared on a going concern basis and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”) interpretations. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) which are recognised at fair value through profit and loss, unless cash flow hedge accounting applies.

2.1.1                     Changes in accounting policy and disclosures

a)                           New and amended standards adopted by the Group.

The Group has adopted the following new and amended IFRS standards for the first time for the financial year beginning on 1 July 2013. None of these had a material impact on the consolidated financial statements of the Group.

•                      IAS 19 (revised 2011), “Employee benefits” which removes the corridor approach and calculates finance costs on a net funding basis.

•                      Amendment to IFRS 7, “Financial instruments: Disclosures”, on asset and liability offsetting. This amendment includes new disclosures to facilitate comparison between those entities that prepare IFRS financial statements to those that prepare financial statements in accordance with US GAAP.

•                      IFRS 10, “Consolidated financial statements” builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

•                      IFRS 12, “Disclosures of interests in other entities” includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles.

•                      IFRS 13, “Fair value measurement”, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP.

•                      Annual improvements to IFRSs 2011 which includes changes to IFRS 1, “First time adoption”, IAS 1, “Financial statement presentation”, IAS 16, “Property, plant and equipment”, IAS 32, “Financial instruments: presentation”, and IAS 34, “Interim financial reporting”.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                               Summary of significant accounting policies (continued)

b)                           New and amended standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these consolidated financial statements. Adoption may affect the disclosures in the Group’s financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group, except as set out below.

•                      IFRS 9, “Financial instruments” addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010 and updated in November 2013. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group does not expect adoption of IFRS 9 to have a material impact and will adopt IFRS 9 from 1 July 2015. The Group will also consider the impact of the remaining phases of IFRS 9 when completed by the IASB.

•                      Amendment to IAS 36, “Impairment of assets”

•                      Amendment to IAS 39, “Financial instruments: Recognition and measurement”

•                      Amendment to IAS 19, “Employee benefits”

•                      Annual improvements to IFRSs 2012 and 2013 which includes changes to IFRS 1, “First time adoption”, IFRS 2, “Share-based payment”, IFRS 3, “Business Combinations”, IFRS 8, “Operating segments”, IFRS 13, “Fair value measurement”, IAS 16, “Property, plant and equipment”, IAS 38, “Intangible assets”, and “IAS 40, “Investment property”. The Group will adopt the annual improvements to IFRSs 2012 and 2013 from 1 July 2014.

•                      Amendment to IAS 16, “Property, plant and equipment” and IAS 38, “Intangible assets”

•                      IFRS 15, “Revenue from Contracts with Customers. The Group does not expect adoption of IFRS 15 to have a material impact and will adopt IFRS 15 from 1 July 2017.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.2                               Basis of consolidation

a)                           Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree on an acquisition by acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognised amounts of the acquiree’s identifiable net assets.

Acquisition costs are expensed as incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total consideration transferred, non-controlling interest recognised and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

b)                                Transactions with non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the parent. For purchases of shares from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.

2.3                               Segment reporting

The Group has one reportable segment, being the operation of a professional football club. The chief operating decision maker (being the Board and executive officers of Manchester United plc), who is responsible for allocating resources and assessing performance obtains financial information, being the Consolidated income statement, Consolidated balance sheet and Consolidated statement of cash flows, and the analysis of changes in net debt, about the Group as a whole. The Group has investment property, however, this is not considered to be a material business segment and is therefore not reported as such.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.4                               Foreign currency translation

a)                           Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Pounds Sterling which is the Company’s and its subsidiaries functional currency, with the exception of Manchester United Commercial Enterprises (Ireland) Limited whose functional currency is the Euro.

b)                           Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges.

c)                            Translation of overseas net assets

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

(i)                           assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)                        income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing at the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)                     all resulting exchange differences are recognised in other comprehensive income and accumulated in equity.

On disposal of a foreign operation any cumulative exchange differences held in equity are reclassified to the income statement.

d)                           Exchange rates

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
	2014	2013	2014	2013
Euro	1.2491	1.1666	1.2002	1.2125
US Dollar	1.7097	1.5166	1.6275	1.5683

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.5                               Revenue recognition

Revenue represents the fair value of consideration received or receivable from the Group’s principal activities excluding transfer fees and value added tax. The Group’s principal revenue streams are Commercial, Broadcasting and Matchday. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group’s activities as described below.

a)                           Commercial

Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, and fees for the Manchester United first team undertaking tours.

For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognised over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship benefits remain the same over the duration of the contract, revenue is recognised on a straight-line basis.  In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element.

Commercial revenue which is received in advance of a period end but relating to future periods is treated as deferred revenue. The deferred revenue is then released to revenue on an accruals basis in accordance with the substance of the relevant agreements.

b)                           Broadcasting

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the FA Premier League and UEFA.

Distributions from the FA Premier League comprise a fixed element (which is recognised evenly as domestic home league matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognised when the respective match is played), and merit awards (which are only recognised when they are known at the end of each football season).

Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognised over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other FA Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognised when the matches are played).

Broadcasting revenue which is received in advance of a period end but relating to future periods is treated as deferred revenue. The deferred revenue is then released to revenue on an accruals basis in accordance with the substance of the relevant agreements.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.5       Revenue recognition (continued)

c)                  Matchday

Matchday revenue is recognised based on matches played throughout the year with revenue from each match being recognised only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognised as the event or service is provided or the facility is used.

Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford together with the Group’s share of gate receipts from cup matches not played at Old Trafford (where applicable), and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

Matchday revenue which is received in advance of a period end but relating to future periods (mainly the sale of seasonal facilities for first team matches at Old Trafford) is treated as deferred revenue. The deferred revenue is then released to revenue as the matches are played.

d)                 Finance income

Finance income is recognised using the effective interest rate method.

e)                                      Accrued revenue

Revenue from Matchday activities, broadcasting and commercial contracts, which is received after the period to which it relates, is accrued as earned.

f)                                       Deferred revenue

Revenue from Matchday activities, broadcasting and commercial contracts, received or receivable prior to the period end in respect of future periods, is deferred.

2.6                               Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight line basis over the lease term. Any incentives received at the inception of the lease are recognised on a straight-line basis over the life of the lease.

Rentals receivable under sub-tenancy agreements are credited to the income statement on a straight line basis over the lease term. Any lease incentives given are recognised on a straight-line basis over the life of the lease. The risk and rewards of ownership on the sub-let property remain with the third party lessor.

2.7                               Exceptional items

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size, nature or incidence. Such items are disclosed in the notes to the financial statements.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.8                               Pension costs

The Group is one of a number of participating employers in The Football League Limited Pension and Life Assurance Scheme (‘the scheme’ — see note 27.1). The Group is unable to identify its share of the assets and liabilities of the scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the scheme deficit.

The Group also operates a defined contribution scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The Group’s contributions into this scheme are reflected within the income statement when they fall due.

2.9                     Tax

Current tax, which comprises UK and overseas corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date. Deferred tax is the tax expected to be payable or recoverable on the difference between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profits and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

Deferred tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply in the period in which the liability is settled or the asset is realised and is charged or credited in the income statement, except where it relates to items charged or credited to equity via the statement of comprehensive income, when the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.10                        Property, plant and equipment

Property, plant and equipment is initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and is subsequently carried at cost less accumulated depreciation and any provision for impairment.

Subsequent costs, for example, capital improvements and refurbishment, are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Where appropriate, the carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. With the exception of freehold property acquired before 1 August 1999, depreciation on other assets is calculated using the straight-line method to write-down assets to their residual value over their estimated useful lives as follows:

Freehold property	75 years
Computer equipment and software (included within Plant and machinery)	3 years
Plant and machinery	4-5 years
Fixtures and fittings	7 years

Freehold property acquired before 1 August 1999 is depreciated on a reducing balance basis at an annual rate of 1.33%.

The assets’ residual values and useful lives are reviewed and adjusted if appropriate at each reporting date.

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment charges arising are recognised in the income statement when the carrying amount of an asset is greater than the estimated recoverable amount, which is the higher of an asset’s fair value less costs to sell and value in use, and are calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Prior impairments are reviewed for possible reversal at each reporting date.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within operating expenses within the income statement.

2.11                        Investment property

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property.

Investment property is initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and is subsequently carried at cost less accumulated depreciation and any provision for impairment. Investment property is depreciated using the straight-line method over 50 years.

Investment properties are reviewed for impairment when there is a triggering event such as a decline in the property market. An impairment charge is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. Prior impairments are reviewed for possible reversal at each reporting date.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                               Summary of significant accounting policies (continued)

2.12                        Goodwill

a)                           Initial recognition

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition.

b)                           Impairment

Management considers there to be one material cash generating unit for the purposes of annual impairment review being the operation of a professional football club.

Goodwill is not subject to amortisation and is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognised in the income statement when the carrying value of goodwill exceeds its recoverable amount. Its recoverable amount is the higher of fair value less costs of disposal and value in use. Prior impairments are not subsequently reviewed for possible reversal at each reporting date.

2.13                        Players’ registrations and football staff remuneration

a)                           Remuneration

Remuneration is charged to operating expenses on a straight-line basis over the contract periods based on the amount payable to players and other football staff for that period. Any performance bonuses are recognised when the Company considers that it is probable that the condition related to the payment will be achieved.

Signing-on fees are typically paid to players in equal annual instalments over the term of the player’s contract. Instalments are paid at or near the beginning of each financial year and recognised as prepayments within trade and other receivables. They are subsequently charged to the income statement (as operating expenses) on a straight-line basis over the financial year. Signing-on fees paid form part of cash flows from operating activities.

Loyalty fees are bonuses which are paid to players either at the beginning of a renewed contract or in instalments over the term of their contract in recognition for either past or future performance. Loyalty bonuses for past service are typically paid in a lump sum amount upon renewal of a player’s contract. These loyalty bonuses require no future service and are not subject to any claw-back provisions were the player to subsequently leave the club during their new contract term. They are expensed once the Company has a present legal or constructive obligation to make the payment. Loyalty bonuses for ongoing service are typically paid in equal annual instalments over the term of the player’s contract. These are paid at the beginning of each financial year and the related charge is recognised within operating expenses in the income statement on a straight-line basis over that period.

b)                           Initial recognition

The costs associated with the acquisition of players’ registrations are capitalised at the fair value of the consideration payable. Costs include transfer fees, FAPL levy fees, agents’ fees incurred by the club and other directly attributable costs. Costs also include the fair value of any contingent consideration, which is primarily payable to the player’s former club (with associated levy fees payable to the FAPL), once payment becomes probable. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player’s registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis. The additional amount of contingent consideration potentially payable, in excess of the amounts included in the cost of players’ registrations, is disclosed in note 26.2. Costs are fully amortised using the straight-line method over the period covered by the player’s contract.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.13                        Players’ registrations and football staff remuneration (continued)

c)                                       Renegotiation

Where a playing contract is extended, any costs associated with securing the extension are added to the unamortised balance (at the date of the amendment) and the revised book value is amortised over the remaining revised contract life.

d)                                      Disposals

Assets available for sale (principally player registrations) are classified as assets held for sale when their carrying value is expected to be recovered principally through a sale transaction and a sale is considered to be highly probable. Highly probable is defined as being actively marketed by the club, with unconditional offers having been received prior to a period end. These assets would be stated at the lower of the carrying amount and fair value less costs to sell.

Gains and losses on disposal of players’ registrations are determined by comparing the fair value of the consideration receivable, net of any transaction costs, with the carrying amount and are recognised separately in the income statement within profit on disposal of players’ registrations. Where a part of the consideration receivable is contingent on specified performance conditions, this amount is recognised in the income statement on the date the conditions are met.

e)                            Impairment

Management does not consider that it is possible to determine the value in use of an individual football player in isolation as that player (unless via a sale or insurance recovery) cannot generate cash flows on his own. Whilst management does not consider any individual player can be separated from the single cash generating unit (“CGU”), being the operations of the Group as a whole, there may be certain circumstances where a player is taken out of the CGU, when it becomes clear that they will not play for the club’s first team again, for example, a player sustaining a career threatening injury or is permanently removed from the first team playing squad for another reason. If such circumstances were to arise, the carrying value of the player would be assessed against the Group’s best estimate of the player’s fair value less any costs to sell and an impairment charge made in operating expenses reflecting any loss arising.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.14                        Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss is recognised in the income statement immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the income statement depends on the nature of the hedging relationship. The Group designates certain derivatives as hedges of a particular risk associated with a recognised asset or liability or a highly probable forecast transaction (cash flow hedge).

From 1 July 2013 the Group started hedging the foreign exchange risk on a portion of contracted, and hence highly probable, future US dollar revenues using the Group’s US dollar borrowings as the hedging instrument. From 1 November 2013, the hedging instrument was revised to also take into account a portion of the Group’s US dollar cash balances i.e. net borrowings. Foreign exchange gains or losses arising on re-translation of the Group’s US dollar borrowings and a portion of the Group’s US dollar cash balances are now initially recognized in other comprehensive income, rather than being recognized in the income statement immediately.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an on-going basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items. The Group uses a variety of methods to assess hedge effectiveness depending on the nature and type of the hedging relationship, including critical terms comparison, dollar offset method and regression analysis.

Derivatives embedded in other financial instruments or host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through profit or loss.

The fair values of various derivative instruments are disclosed in note 17. Movements on the hedging reserve in other comprehensive income are shown in the statement of changes in equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income. The gain or loss relating to any ineffective portion is recognised immediately in the income statement.

Amounts previously recognised in other comprehensive income and accumulated in the hedging reserve within equity are reclassified to the income statement in the periods when the hedged item affects the income statement (for example, when the forecast transaction that is hedged takes place). When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Red Football Limited

Notes to the consolidated financial statements (continued)

2                                         Summary of significant accounting policies (continued)

2.15                        Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

A provision for impairment of trade receivables is established when there is objective evidence that the receivable is impaired. The amount of impairment loss is measured as the difference between the carrying amount of the receivable and the present value of the estimated future cash flows arising on the trade receivable. Significant financial difficulties of the customer, probability that the customer will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 90 days overdue) are considered indicators that the trade receivable may be impaired.

The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within ‘operating expenses’. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against ‘operating expenses’ in the income statement.

Other receivables comprise miscellaneous receivables which are recognised initially at fair value and subsequently measured at amortised cost. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

2.16                        Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

2.17              Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

The capital contribution reserve arose as a result of capital contributions from parent undertakings.

The hedging reserve is used to reflect the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges.

2.18                        Trade payables

Trade payables are obligations to pay for goods and services which have been acquired in the commercial operations of the Group. Amounts payable are classified as current liabilities if payment is due within one year or less. If not they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.19                        Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method. Finance costs are recognised using the effective interest rate method. Interest payments or receipts are treated as cash flows from operating activities.

Red Football Limited

Notes to the consolidated financial statements (continued)

3                                         Critical Accounting Judgements and Estimates

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, which are not readily apparent from other sources. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The estimates and assumptions used are based on historical experience and any other factors that are considered to be relevant. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are considered to be:

a)                           Goodwill

The Group annually tests whether goodwill has suffered any impairment or more frequently if events or changes in circumstances indicate a potential impairment, in accordance with its accounting policy. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates, both in arriving at the expected future cash flows and the application of a suitable discount rate in order to calculate the present value of these flows. These calculations have been carried out in accordance with the assumptions set out in note 12.

b)                           Players’ registrations

The costs associated with the acquisition of players’ registrations are capitalised at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player’s registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis. A provision of £0.3 million relating to this contingent consideration has been recognised on the balance sheet as of 30 June 2014. The maximum additional amount that could be payable as of that date is disclosed in note 26.2.

The Group will perform an impairment review on intangible assets, including player registrations, if adverse events indicate that the amortised carrying value of the asset may not be recoverable. Whilst no individual player can be separated from the single cash generating unit (“CGU”), being the operations of the Group as a whole, there may be certain circumstances where a player is taken out of the CGU, when it becomes clear that they will not play for the club’s first team again, for example, a player sustaining a career threatening injury or is permanently removed from the first team squad for another reason. If such circumstances were to arise, the carrying value of the player would be assessed against the Group’s best estimate of the player’s fair value less any costs to sell.

c)                            Revenue recognition - estimates in certain commercial contracts

In addition to a minimum guarantee, certain commercial contracts include additional profit share arrangements based on cumulative profits earned from the exploitation of the Manchester United brand. However, under the terms of one key commercial agreement, such surplus profits may be recouped by the sponsor against future minimum guarantees should the future financial performance result in profits below the minimum guarantee.

Any additional profit share on such arrangements is only recognised when a reliable estimate of the future performance of the contract can be obtained and only to the extent that the revenue is considered probable.

In assessing whether any additional profit share is probable and should therefore be recognised, management carry out regular reviews of the contracts and future financial forecasts, having regard to the underlying risk factors such as team performance and general economic conditions.

Additional profit share recognised in the year ended 30 June 2014 amounted to £12.2 million, cumulative £42.3 million (2013: £12.8 million, cumulative £30.1 million).

Red Football Limited

Notes to the consolidated financial statements (continued)

3                                         Critical Accounting Judgements and Estimates (continued)

d)                           Revenue recognition - commercial contracts with multiple elements

In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element.

Revenue relating to commercial contracts with multiple elements recognized in the year ended 30 June 2014 amounted to £19.3 million (2013: £11.9 million).

4                               Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the first team is critical to the on-going development of the Group.

Consequently the Chief Operating Decision Maker regards the Group as operating in one material segment, being the operation of a professional football club.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	2014 £’000	2013 £’000
Commercial	189,315	152,441
Broadcasting	135,746	101,625
Matchday	108,103	109,123
	433,164	363,189

All non-current assets are held within the United Kingdom.

Revenue derived from entities accounting for more than 10% of revenue in either 2014 or 2013 were as follows:

	2014 £’000	2013 £’000
F.A. Premier League	92,752	63,977
Nike	<10%	38,609
UEFA	<10%	<10%

Red Football Limited

Notes to the consolidated financial statements (continued)

5                               Operating expenses - excluding exceptional items

	2014 £’000	2013 £’000
Employee benefit expenses (note 8)	(214,677)	(180,468)
Operating lease costs	(2,352)	(2,760)
Auditors’ remuneration: audit of Parent Company and consolidated financial statements	(17)	(17)
Auditors’ remuneration: audit of the Company’s subsidiaries	(282)	(312)
Auditors’ remuneration: tax compliance services	(159)	(282)
Auditors’ remuneration: other services	(244)	(166)
Exchange (losses)/gains	(4,092)	570
(Loss)/profit on disposal of property, plant and equipment	(24)	7
Depreciation - property, plant and equipment (note 10)	(8,549)	(7,650)
Depreciation - investment property (note 11)	(116)	(119)
Other operating expenses	(80,571)	(71,125)
Amortisation of players’ registrations (note 13)	(55,290)	(41,714)
	(366,373)	(304,036)

6                               Operating expenses — exceptional items

	2014 £’000	2013 £’000
Compensation paid to team manager and coaching staff on loss of office	(4,891)	(2,401)
Impairment — investment property (note 11)	(293)	—
	(5,184)	(2,401)

Compensation paid on loss of office relates to payments to the former team manager and certain members of the coaching staff (2013: certain members of the coaching staff only).

The investment property impairment charge represents reductions in the market value of investment properties held by the Group, based on external valuations undertaken.

Red Football Limited

Notes to the consolidated financial statements (continued)

7                               Net finance costs

	2014 £’000	2013 £’000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	(2,402)	(3,048)
Interest payable on secured term loan facility and senior secured notes	(19,350)	(32,299)
Amortisation of issue discount, debt finance and debt issue costs on secured term loan facility and senior secured notes	(1,936)	(11,836)
Premium on repurchase of senior secured notes (note 20)	—	(21,977)
Foreign exchange (loss)/gain on US dollar denominated bank accounts(1)	(2,696)	1,233
Foreign exchange loss on US dollar denominated secured term loan facility and senior secured notes(1)	—	(2,501)
Unwinding of discount factors relating to onerous lease provision (note 21) and player transfer fees	(334)	(154)
Fair value movements on derivative financial instruments:
Embedded foreign exchange derivatives	(1,320)	—
Interest rate swaps	386	348
Total finance costs	(27,652)	(70,234)
Total finance income — interest receivable on short-term bank deposits	256	1,273
Net finance costs	(27,396)	(68,961)

(1) On 1 July 2013 the Group started hedging the foreign exchange risk on a portion of future US dollar revenues using the Group’s US dollar borrowings as the hedging instrument. From 1 November 2013, the hedging instrument was revised to also take into account a portion of the Group’s US dollar cash balances i.e. net borrowings. As a result, foreign exchange gains or losses arising on re-translation of the Group’s US dollar borrowings and a portion of the Group’s US dollar cash balances are now initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. Commercial revenue), as the underlying future US dollar revenues.

Red Football Limited

Notes to the consolidated financial statements (continued)

8                               Employees

8.1                     Employee benefit expenses and average number of people employed

The average monthly number of employees during the year, including directors, was as follows:

	2014 Number	2013 Number
Average number of employees:
Football - players	79	82
Football - technical and coaching	92	76
Commercial	138	125
Media	91	69
Administration and other	469	391
Average monthly number of employees	869	743

The Group also employs approximately 2,323 temporary staff on match days (2013: 2,395), the costs of which are included in employee costs below.

Particulars of employee costs are as shown below:

	2014 £’000	2013 £’000
Wages and salaries (including bonuses)	(190,904)	(159,367)
Social security costs	(21,391)	(19,303)
Other pension costs — defined contribution (note 27.2)	(2,382)	(1,798)
	(214,677)	(180,468)

8.2                     Key management compensation

Key management includes directors (executive and non-executive) of the Company and executive directors and officers of Manchester United Limited. The compensation paid or payable to key management for employee services, which is included in the employee costs table above, is shown below:

	2014 £’000	2013 £’000
Short-term employee benefits	(5,662)	(6,930)
Share-based payments	(1,852)	(1,390)
Post-employment benefits	(132)	(168)
	(7,646)	(8,488)

No directors of Red Football Limited received any emoluments in respect of services for the Company and Group during the year (2013: none).

Red Football Limited

Notes to the consolidated financial statements (continued)

9                               Tax

	2014 £’000	2013 £’000
Current tax:
Current tax on profit/(loss) for the year(1)	(14,549)	(11,067)
Adjustment in respect of previous years	(128)	1,276
Foreign tax	(1,472)	(491)
Total current tax expense	(16,149)	(10,282)
Deferred tax:
Origination and reversal of temporary differences	(7,458)	6,656
Adjustment in respect of previous years	(190)	1,663
Impact of change in UK corporation tax rate	2,264	1,033
Total deferred tax (expense)/credit	(5,384)	9,352
Total tax expense	(21,533)	(930)

A reconciliation of the total tax expense is as follows:

	2014 £’000	2013 £’000
Profit/(loss) before tax	41,202	(3,047)
Loss before tax multiplied by weighted average UK Corporation tax rate of 22.5% (2013: 23.75%)	(9,270)	724
Tax effects of:
Adjustment in respect of previous years	(319)	2,939
Re-measurement of deferred tax — change in UK corporation tax rate	3,197	816
Expenses not deductible for tax purposes	(550)	(396)
(Disallowed finance expense)/exempted finance income	(2,691)	7,111
UK/UK transfer pricing adjustment	(11,793)	(12,124)
Overseas profits subject to tax at higher rate	(107)	—
Total tax expense	(21,533)	(930)

(1) The £14,549,000 (2013: £11,067,000) current tax on profit/(loss) for the year includes £14,570,000 (2013: £11,067,000) of group relief claimed and recognised in payables owed to group undertakings.

Factors that may affect future tax charges:

The main rate of UK corporation tax reduced from 23% to 21% from 1 April 2014. A further reduction in the rate to 20% from 1 April 2015 was enacted in July 2013.

Red Football Limited

Notes to the consolidated financial statements (continued)

9                               Tax (continued)

In addition to the amount charged to the income statement, the following amounts relating to tax have been recognised directly in other comprehensive income:

	2014			2013
	Before tax £’000	Tax £’000	After tax £’000	Before tax £’000	Tax £’000	After tax £’000
Arising on income and expenses recognised in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	39,643	(8,128)	31,515	(646)	158	(488)
Exchange gain/(loss) on translation of overseas subsidiary	46	(9)	37	(88)	—	(88)
Other comprehensive income/(loss)	39,689	(8,137)	31,552	(734)	158	(576)
Current tax	—	(1,852)	—	—	—	—
Deferred tax (note 22)	—	(6,285)	—	—	158	—
	—	(8,137)	—	—	158	—

Red Football Limited

Notes to the consolidated financial statements (continued)

10           Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
Cost
At 1 July 2012	264,505	35,845	25,544	325,894
Additions	5,552	2,604	4,438	12,594
Disposals	—	(2,272)	(620)	(2,892)
At 30 June 2013	270,057	36,177	29,362	335,596
Accumulated depreciation
At 1 July 2012	30,230	31,204	16,594	78,028
Charge for year	3,326	1,814	2,510	7,650
Disposals	—	(2,270)	(620)	(2,890)
At 30 June 2013	33,556	30,748	18,484	82,788
Net book amount
At 30 June 2013	236,501	5,429	10,878	252,808
Net book amount
At 1 July 2012	234,275	4,641	8,950	247,866
Cost
At 1 July 2013	270,057	36,177	29,362	335,596
Additions	342	4,132	6,202	10,676
Disposals	(80)	(548)	(137)	(765)
At 30 June 2014	270,319	39,761	35,427	345,507
Accumulated depreciation
At 1 July 2013	33,556	30,748	18,484	82,788
Charge for year	3,353	2,266	2,930	8,549
Disposals	(14)	(538)	(137)	(689)
At 30 June 2014	36,895	32,476	21,277	90,648
Net book amount
At 30 June 2014	233,424	7,285	14,150	254,859

Freehold property primarily comprises the Old Trafford stadium and the Aon Training Complex.

Property, plant and equipment with a net book amount of £231,356,000 (2013: £230,703,000) has been pledged to secure the secured term loan facility and senior secured notes borrowings of the Group (see note 20).

Capital commitments at the reporting date are disclosed in note 26.1.

Red Football Limited

Notes to the consolidated financial statements (continued)

11           Investment property

£’000
Cost
At 1 July 2012	19,126
Additions	2
At 30 June 2013	19,128
Accumulated depreciation and impairment
At 1 July 2012	4,929
Charge for the year	119
At 30 June 2013	5,048
Net book amount
At 30 June 2013	14,080
Net book amount
At 1 July 2012	14,197
Cost
At 1 July 2013 and 30 June 2014	19,128
Accumulated depreciation and impairment
At 1 July 2013	5,048
Charge for the year	116
Impairment charge	293
At 30 June 2014	5,457
Net book amount
At 30 June 2014	13,671

Management obtained an external valuation update report as of 31 December 2013 which indicated that the properties had been impaired and consequently an impairment charge was recognised at that time. Management has obtained a further report based on an external valuation carried out in accordance with the Royal Institute of Chartered Surveyors (“RICS”) Valuation - Professional Standards, January 2014 as of 30 June 2014 which supported the carrying value as of that date and consequently no further impairment charge is required. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation — Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 28.3).

The property rental revenue earned by the Group from its investment property amounted to £1,276,000 (2013: £1,126,000). Direct operating expenses arising on investment property, all of which generated rental income, in the year amounted to £551,000 (2013: £390,000). The future aggregate minimum rentals receivable under non-cancellable operating leases are disclosed in note 25.2.

Investment property with a net book amount of £6,754,000 (2013: £6,574,000) has been pledged to secure the secured bank loan borrowings of the Group (see note 20).

As at 30 June 2014, the Group had no contractual obligations to purchase, construct or develop investment property (2013: £nil). As of 30 June 2014, the Group had no material contractual obligations for repairs, maintenance or enhancements to investment property (2013: not material).

Red Football Limited

Notes to the consolidated financial statements (continued)

12                        Goodwill

	2014 £’000	2013 £’000
Cost and net book amount at the beginning and end of the year	421,453	421,453

Impairment tests for goodwill

Goodwill arose largely in relation to the Group’s acquisition of Manchester United Limited in 2005. Goodwill is not subject to amortisation and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, player and capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5% (2013: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 9.3% (2013: 11.1%) for each period, and certain assumptions around progression in domestic and European cup competitions, notably the UEFA Champions League. The cash flow projections assume participation in the UEFA Champions League in each period apart from the financial year ending 30 June 2015 which assumes no cash flows associated with European competitions.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivities were applied to the value in use calculations:

•             increase the discount rate by 3% (which represents management’s assessment of a reasonably possible increase in the discount rate);

•             failure to qualify for the UEFA Champions League once during the period between the financial year ending 30 June 2015 and the financial year ending 30 June 2019.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Red Football Limited

Notes to the consolidated financial statements (continued)

13           Players’ registrations

£’000
Cost
At 1 July 2012	306,817
Additions	51,175
Disposals	(40,247)
At 30 June 2013	317,745
Accumulated amortisation
At 1 July 2012	194,418
Charge for year	41,714
Disposals	(38,334)
At 30 June 2013	197,798
Net book amount
At 30 June 2013	119,947
Net book amount
At 1 July 2012	112,399
Cost
At 1 July 2013	317,745
Additions	142,032
Disposals	(46,980)
At 30 June 2014	412,797
Accumulated amortisation
At 1 July 2013	197,798
Charge for year	55,290
Disposals	(44,863)
At 30 June 2014	208,225
Net book amount
At 30 June 2014	204,572

Red Football Limited

Notes to the consolidated financial statements (continued)

14                        Financial instruments by category

The accounting classification of each category of financial instruments, and their carrying values, is set out in the following table:

	Note	2014 £’000	2013 £’000
Financial assets
Designated and effective as hedging instruments:
Derivative financial instruments	15	—	260
Loans and receivables:
Trade and other receivables excluding prepayments(1)	16	729,651	672,245
Cash and cash equivalents	17	66,158	94,200
Total		795,809	766,705

Financial liabilities
Designated and effective as hedging instruments:
Derivative financial instruments	15	148	29
At fair value through profit and loss:
Derivative financial instruments	15	2,329	1,337
Other financial liabilities:
Trade and other payables excluding social security and other taxes(2)	19	183,699	114,884
Borrowings	20	341,808	389,233
Total		527,984	505,483

(1) Prepayments are excluded from the trade and other receivables balance, as this analysis is required only for financial instruments.

(2) Social security and other taxes are excluded from the trade and other payables balance, as this analysis is required only for financial instruments.

The fair value of financial instruments equals their carrying amount apart from the senior secured notes component of borrowings. The carrying amount and fair value of the senior secured notes are as follows:

	Carrying amount		Fair value
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Senior secured notes	157,443	177,489	164,528	189,026
Unamortised issue discount and debt finance costs	(4,732)	(5,992)	—	—
	152,711	171,497	164,528	189,026

The fair value of the senior secured notes is calculated based on the market value of the traded notes as at the reporting date.

Red Football Limited

Notes to the consolidated financial statements (continued)

15                        Derivative financial instruments

	2014		2013
	Assets £’000	Liabilities £’000	Assets £’000	Liabilities £’000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	(148)	—	—
Forward foreign exchange contracts	—	—	260	(29)
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	—	(1,320)	—	—
Interest rate swaps	—	(950)	—	(1,337)
Forward foreign exchange contracts	—	(59)	—	—
	—	(2,477)	260	(1,366)
Less non-current portion:
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps		(148)
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	—	(469)	—	—
Interest rate swaps	—	(950)	—	(1,337)
Forward foreign exchange contracts	—	(35)	—	—
Non-current derivative financial instruments	—	(1,602)	—	(1,337)
Current derivative financial instruments	—	(875)	260	(29)

The ineffective portion recognised in profit or loss that arises from cash flow hedges amounts to £nil (2013: £nil).

Further details of derivative financial instruments are provided in note 28.

Red Football Limited

Notes to the consolidated financial statements (continued)

16              Trade and other receivables

	2014 £’000	2013 £’000
Trade receivables	88,997	39,530
Less: provision for impairment of trade receivables	(4,759)	(6,055)
Net trade receivables	84,238	33,475
Receivables owed by group undertakings	613,951	614,064
Other receivables	3,943	85
Accrued revenue	27,519	24,621
	729,651	672,245
Prepayments	9,460	12,021
	739,111	684,266
Less non-current portion:
Trade receivables	41	1,583
Non-current trade and other receivables	41	1,583
Current trade and other receivables	739,070	682,683

Net trade receivables include transfer fees receivable from other football clubs of £2,777,000 (2013: £7,913,000) of which £41,000 (2013: £1,583,000) is receivable after more than one year. Net trade receivables also include £77,398,000 (2013: £15,712,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as current deferred revenue liabilities. Receivables owed by group undertakings are unsecured, interest free and repayable on demand.

17                        Cash and cash equivalents

	2014 £’000	2013 £’000
Cash at bank and in hand	66,158	94,200

Cash and cash equivalents for the purposes of the statement of cash flows are as above.

18                        Share capital

	2014 £	2013 £
Allotted, called-up and fully paid:
994,397 (2013: 994,397) ordinary shares of £0.0001 each	99	99

Red Football Limited

Notes to the consolidated financial statements (continued)

19                        Trade and other payables

	2014 £’000	2013 £’000
Trade payables	94,903	41,681
Payables owed to group undertakings	48,665	33,741
Other payables	10,588	17,764
Accrued expenses	29,543	21,698
	183,699	114,884
Social security and other taxes	9,661	15,721
	193,360	130,605
Less non-current portion:
Trade payables	38,752	7,667
Other payables	3,712	10,746
Non-current trade and other payables	42,464	18,413
Current trade and other payables	150,896	112,192

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £82,273,000 (2013: £33,637,000) of which £38,752,000 (2013: £7,667,000) is due after more than one year.

Payables owed to group undertakings are unsecured, interest-free and repayable on demand.

Other payables include the deferred element of a terminated interest rate swap (related to the former secured senior facilities loan) of £8,539,000 (2013: £13,671,000) of which £2,968,000 (2013: £8,555,000) is due after more than one year. This is being repaid to the bank counterparties over 6 years from 2010 and accrues interest at an effective interest rate of 5.13%.

Red Football Limited

Notes to the consolidated financial statements (continued)

20                        Borrowings

	2014 £’000	2013 £’000
Non-current
Secured term loan facility	168,408	199,889
Senior secured notes	152,711	171,497
Secured bank loan	5,684	6,088
	326,803	377,474
Current:
Secured term loan facility	9,107	5,125
Secured bank loan	403	381
Accrued interest on secured term loan facility and senior secured notes	5,495	6,253
	15,005	11,759
Total borrowings	341,808	389,233

The secured term loan facility of £177,515,000 (2013: £205,014,000) is stated net of unamortized issue costs amounting to £2,521,000 (2013: £3,149,000). The outstanding principal amount of the loan is $307,807,500 (2013: $315,700,000).

On 11 August 2014 the Group re-negotiated the terms of the secured term loan facility. The outstanding principal amount of the loan was increased by $7,892,500 to the original principal amount of $315,700,000. The Group continues to have the option to repay the loan at any time, however, scheduled repayments are no longer required. The remaining balance of the loan is now repayable on 8 August 2019. All other terms of the loan remain unchanged.

The loan attracts interest of US dollar Libor plus an applicable margin of between 1.5% and 2.75% per annum and interest is paid quarterly. The loan was provided to our wholly-owned finance subsidiary, MU Finance plc, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and is secured against substantially all of the assets of each of the guarantors.

The senior secured notes of £152,711,000 (2013: £171,497,000) is stated net of unamortized issue discount and unamortized debt finance costs amounting to £4,732,000 (2013: £5,992,000). The outstanding principal amount of the notes is $269,180,000 (2013: $269,180,000). The notes attract a fixed coupon rate of 8.375% per annum.

The notes are secured by a first-ranking lien over all shares and substantially all property and assets of the issuer (MU Finance plc) and guarantors, which by definition incorporates Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited. The notes are listed on the Luxembourg stock exchange and are traded on the Euro MTF market. The notes are due for repayment in 2017 and interest is paid semi-annually.

The Group has the option to redeem the senior secured notes at any time prior to their 2017 repayment date by paying a specified premium on the principal amounts redeemed dependant on the date of redemption. During the year ended 30 June 2014 the Group repurchased the pounds sterling equivalent of £nil (2013: £254,500,000) of senior secured notes comprising $nil (2013: $123,820,000) of US dollar denominated senior secured notes and £nil (2013: £177,775,000) of pounds sterling senior secured notes. The consideration paid amounted to £nil (2013: £276,477,000) including a premium on repurchase of £nil (2013: £21,977,000). The premium on repurchase and consequent accelerated amortization of issue discount and debt finance costs are immediately recognized in the income statement — see note 7. Repurchased senior secured notes have been retired.

Red Football Limited

Notes to the consolidated financial statements (continued)

20                        Borrowings (continued)

The secured bank loan of £6,087,000 (2013: £6,469,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of Libor + 1% per annum. £1,888,000 (2013: £2,270,000) is repayable in quarterly instalments through to July 2018, with the remaining balance of £4,199,000 (2013: £4,199,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

The Group also has undrawn committed borrowing facilities of £75,000,000 (2013: £75,000,000). No drawdowns were made from these facilities during 2014 or 2013.

As at 30 June 2014, the Group was in compliance with all covenants in relation to borrowings.

Analysis of changes in net debt

Net debt is defined as non-current and current borrowings minus cash and cash equivalents. Net debt is a financial performance indicator that is used by the Group’s management to monitor liquidity risk.

The following tables provide a reconciliation of the movement in the Group’s net debt.

	At 1 July 2013 £’000	Cash flows £’000	Non-cash movements £’000	At 30 June 2014 £’000
Non-current borrowings	377,474	—	(50,671)	326,803
Current borrowings	11,759	(23,759)	27,005	15,005
Less: cash and cash equivalents	(94,200)	21,920	6,122	(66,158)
	295,033	(1,839)	(17,544)	275,650

Non-cash movements largely comprise a net foreign exchange loss arising on translation of US dollar denominated secured term loan facility and senior secured notes and amortisation of issue discount, debt finance and debt issue costs, offset by the movement on accrued interest on the senior secured notes.

	At 1 July 2012 £’000	Cash flows £’000	Non-cash movements £’000	At 30 June 2013 £’000
Non-current borrowings	421,247	(54,657)	10,884	377,474
Current borrowings	15,628	(36,470)	32,601	11,759
Less: cash and cash equivalents	(70,603)	(22,364)	(1,233)	(94,200)
	366,272	(113,491)	42,252	295,033

Non-cash movements largely comprise a net foreign exchange loss arising on translation of US dollar denominated secured term loan facility and senior secured notes and amortisation of issue discount, debt finance and debt issue costs, offset by the movement on accrued interest on the senior secured notes.

Red Football Limited

Notes to the consolidated financial statements (continued)

21                        Provisions

The provision related entirely to an onerous property lease in the Republic of Ireland. The lease was surrendered during the year ended 30 June 2014 for a one-off payment by the Group of €1,250,000 (£1,040,000). The movement in the provision was as follows:

	2014 £’000	2013 £’000
Opening balance	1,460	1,806
Utilised	(1,329)	(508)
Unwinding of discount	15	55
Movements on foreign exchange	(43)	107
Unused amounts reversed	(103)	—
Closing balance	—	1,460

The balance comprises:
Non-current	—	988
Current	—	472
	—	1,460

Red Football Limited

Notes to the consolidated financial statements (continued)

22                        Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2014 £’000	2013 £’000
Deferred tax liabilities:
- Deferred tax liabilities to be recovered after more than 12 months	28,837	17,168
- Deferred tax liabilities to be recovered within 12 months	—	—
	28,837	17,168

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting period:

	Accelerated tax depreciation £’000	Rolled over gain on player disposal £’000	Non qualifying property £’000	Property fair value adjustment £’000	Net operating losses £’000	Other (including other fair value adjustments) £’000	Total £’000
At 1 July 2012	768	4,182	17,857	21,163	(17,160)	(132)	26,678
Expensed/(credited) to income statement (note 9)	176	589	(996)	(1,215)	(6,895)	(1,011)	(9,352)
Credited to other comprehensive income (note 9)	—	—	—	—	—	(158)	(158)
At 30 June 2013	944	4,771	16,861	19,948	(24,055)	(1,301)	17,168
(Credited)/expensed to income statement (note 9)	(591)	(443)	(2,418)	(2,892)	11,641	87	5,384
Expensed/(credited) to other comprehensive income (note 9)	—	—	—	—	6,358	(73)	6,285
At 30 June 2014	353	4,328	14,443	17,056	(6,056)	(1,287)	28,837

Deferred tax assets are recognised on losses carried forward only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilised. At 30 June 2014 the Group had no unrecognised accessible tax losses (2013: £nil).

23                                  Transactions with non-controlling interest

On 2 January 2013, the Group acquired the remaining 33.3% of the issued share capital of MUTV Limited for a purchase consideration (including transaction costs) of £2,664,000. The Group now holds 100% of the issued share capital of MUTV Limited. The carrying amount of the non-controlling interests in MUTV Limited on the date of acquisition was (£1,834,000). The Group derecognized non-controlling interests of (£1,834,000) and recorded a decrease in equity attributable to owners of the parent of £4,498,000. The effect of changes in the ownership interest of MUTV Limited on the equity attributable to owners of the parent during the year is summarised as follows:

	2014 £’000	2013 £’000
Carrying amount of non-controlling interest acquired	—	(1,834)
Consideration paid to non-controlling interest	—	(2,664)
Excess recognized in equity attributable to owners of the parent	—	(4,498)

There were no transactions with non-controlling interests in 2014.

Red Football Limited

Notes to the consolidated financial statements (continued)

24                                  Contingencies

At 30 June 2014, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent transfer fees are disclosed in note 26.2.

25                        Operating lease arrangements

25.1              The group as lessee

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The majority of the lease agreements are renewable at the end of the lease period at market rate. The operating lease expenditure charged to the income statement during the year is disclosed in note 5. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2014 £’000	2013 £’000
No later than 1 year	1,736	2,770
Later than 1 year and no later than 5 years	1,799	3,167
Later than 5 years	4,190	4,274
	7,725	10,211

25.2              The group as lessor

The Group leases out its investment properties. The future aggregate minimum rentals receivable under non-cancellable operating leases are as follows:

	2014 £’000	2013 £’000
No later than 1 year	1,203	1,301
Later than 1 year and no later than 5 years	3,187	3,484
Later than 5 years	12,757	12,427
	17,147	17,212

Red Football Limited

Notes to the consolidated financial statements (continued)

26                        Capital commitments and contingent transfer fees

26.1              Capital commitments

As at 30 June 2014, the Group had capital commitments relating to property, plant and equipment amounting to £2.9 million (2013: £7.9 million).

26.2                        Contingent transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players’ registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players’ registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £20,812,000 (2013: £20,649,000). No material adjustment was required to the amounts included in the cost of players’ registrations during the year (2013: no material adjustment) and consequently there was no material impact on the amortisation of players’ registration charges in the income statement (2013: no material impact).

At 30 June 2014 the potential amount payable by type of condition and category of player was:

	First team squad £’000	Other £’000	Total £’000
Type of condition:
MUFC appearances/new contract	12,601	3,351	15,952
International appearances	4,700	160	4,860
	17,301	3,511	20,812

At 30 June 2013 the potential amount payable by type of condition and category of player was:

	First team squad £’000	Other £’000	Total £’000
Type of condition:
MUFC appearances/new contract	12,386	4,403	16,789
International appearances	3,700	160	3,860
	16,086	4,563	20,649

Red Football Limited

Notes to the consolidated financial statements (continued)

27                        Pension arrangements

27.1              Defined benefit scheme

Certain employees of the Group are members of The Football League Limited Pension and Life Assurance Scheme (“the Scheme”). Accrual of benefits on a final salary basis was suspended with effect from 31 August 1999 following an actuarial review which revealed a substantial deficit.

As one of 92 participating employers, the Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group is advised only of the additional contributions it is required to pay to make good the deficit. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the deficit as it is principally attributable to employees who have left the Group or retired. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

Based on the latest actuarial valuation as at 31 August 2011, the Group has been advised that the overall deficit of the Scheme has increased to £25,700,000. A charge of £nil has been made to the income statement during the year (2013: £nil) being the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the Scheme. The Group has agreed to make contributions of £3,839,000 over a period of ten years from September 2012. The discounted liability as at 30 June 2014 amounts to £352,000 (2013: £229,000) due within one year and £745,000 (2013: £2,191,000) due after more than one year and is included within other payables. The Group has not yet received the results of the next triennial actuarial valuation which is due be compiled as of 31August 2014.

The funding objective of the Trustees of the Scheme is to have sufficient assets to meet the Technical Provisions of the Scheme. In order to remove the deficit revealed at the previous actuarial valuation (dated 31 August 2011), deficit contributions are payable by all participating clubs. Payments are made in accordance with a pension contribution schedule. As the Scheme is closed to accrual, there are no additional costs associated with the accruing of members future benefits. In the case of a club being relegated from the Football League and being unable to settle its debt then the remaining clubs may, in exceptional circumstances, have to share the deficit.

Upon the wind-up of the Scheme with a surplus, any surplus will be used to augment benefits. Under the more likely scenario of there being a deficit, this will be split amongst the clubs in line with their contribution schedule. Should an individual club choose to leave the Scheme, they would be required to pay their share of the deficit based on a proxy buyout basis (i.e. valuing the benefits on a basis consistent with buying out the benefits with an insurance company).

27.2                        Defined contribution schemes

Contributions made to defined contribution pension arrangements are charged to the income statement in the period in which they become payable and for the year ended 30 June 2014 amounted to £2,382,000 (2013: £1,798,000). As at 30 June 2014, contributions of £273,000 (2013: £238,000) due in respect of the current reporting period had not been paid over to the pension schemes.

The assets of all pension schemes to which the Group contributes are held separately from the Group in independently administered funds.

Red Football Limited

Notes to the consolidated financial statements (continued)

28                                  Financial risk management

28.1                        Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The policy for each of the above risks is described in more detail below.

a)                                     Market risk

Currency risk

The Group is exposed to the following currency risks:

•                                Significant revenue received in Euros primarily as a result of participation in European cup competitions. During the year ended 30 June 2014 the Group received a total of €47.2 million of revenue denominated in Euros (2013: €40.7 million).  The Group seeks to hedge the majority of the currency risk of this revenue by placing forward contracts at the point at which it becomes reasonably certain that it will receive the revenue.

•                                Significant amount of sponsorship revenue denominated in US dollars.  During the year ended 30 June 2014 the Group received a total of US$137.7 million of revenue denominated in US dollars (2013: US$91.0 million). On 1 July 2013 the Group began hedging the foreign exchange risk on a portion of future US dollar revenues using the Group’s US dollar borrowings as the hedging instrument. From 1 November 2013, the hedging instrument was revised to also take into account a portion of the Group’s US dollar cash balances i.e. net borrowings. The hedge is designated as a cash flow hedge. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar borrowings and a portion of the Group’s US dollar cash balances are now initially recognised in other comprehensive income, rather than being recognised in the income statement immediately. Amounts previously recognised in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. Commercial revenue), as the underlying future US dollar revenues. The currency retranslation for the year ended 30 June 2014 resulted in a credit to the hedging reserve of £41,056,000 (2013: £nil; 2012: £nil). The amount reclassified as a credit into the income statement in the same period was £1,035,000 (2013: £nil; 2012: £nil) and consequently the related balance in the hedging reserve as at 30 June 2014 was a credit of £40,021,000 (2013: £nil; 2012: £nil). These amounts are stated gross, before deducting related tax. Based on exchange rates existing as of 30 June 2014, a 10% appreciation of the UK pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve of approximately £12,803,000. Conversely, a 10% depreciation of the UK pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve of approximately £73,287,000.

•                                Risks arising from the US dollar denominated secured term loan facility and senior secured notes (see note 20). At 30 June 2014 the secured term loan facility and senior secured notes included principal amounts of US$576,987,500 (2013: US$584,880,000) denominated in US dollars. From 1 July 2013 the currency risk on these US dollar borrowings (net of a portion of the Group’s US Dollar cash balances) is now hedged (see above). The currency retranslation for the year ended 30 June 2013 resulted in a charge to the income statement of £2,501,000 — see note 7. Interest is paid on these borrowings in US dollars.

•                                Payment and receipts of transfer fees may also give rise to foreign currency exposures.  Due to the nature of player transfers the Group may not always be able to predict such cash flows until the transfer has taken place.  Where possible and depending on the payment profile of transfer fees payable and receivable the Group will seek to hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the income will be received.  When hedging income to be received, the Group also takes account of the credit risk of the counterparty.

Red Football Limited

Notes to the consolidated financial statements (continued)

28	Financial risk management (continued)

a)	Market risk (continued)

Currency risk (continued)

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts. The following table details the forward foreign currency contracts outstanding at 30 June:

	2014				2013
	Average exchange	Foreign currency	Notional value	Fair value	Average exchange	Foreign currency	Notional value	Fair value
	rate	€’000	£’000	£’000	rate	€’000	£’000	£’000
Sell Euro	—	—	—	—	1.1565	32,171	27,818	231
Buy Euro	1.1817	(2,083)	(1,763)	(59)	—	—	—	—
			(1,763)	(59)			27,818	231

As at 30 June 2014, the aggregate amount of gains, net of tax, under forward foreign exchange contracts deferred in the cash flow hedging reserve relating to the anticipated future income from participation in the UEFA Champions League was £nil.

As at 30 June 2013, the aggregate amount of gains, net of tax, under forward foreign exchange contracts deferred in the cash flow hedging reserve relating to the anticipated future income from participation in the UEFA Champions League was £178,000. The future income was received in the financial year ended 30 June 2014 and consequently the amount deferred in equity was reclassified to the revenue line within the income statement.

As at 30 June 2013, the aggregate amount of gains, net of tax, under forward foreign exchange contracts deferred in the cash flow hedging reserve relating to the anticipated future income from participation in the UEFA Champions League was £178,000. The future income was received in the financial year ended 30 June 2014 and consequently the amount deferred in equity was reclassified to the revenue line within the income statement.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities are as follows:

	2014		2013
	Euro	US Dollar	Euro	US Dollar
	€’000	$’000	€’000	$’000
Monetary assets	5,968	197,379	1,739	86,937
Monetary liabilities	(3,983)	(579,541)	(3,033)	(584,841)
	1,985	(382,162)	(1,294)	(497,904)

At 30 June 2014:

•                                if Pounds Sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been not materially different higher (2013: £0.1 million higher).

•                                if Pounds Sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been not materially different (2013: £0.1 million lower).

•                                if Pounds Sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £12.0 million higher (2013: £28.9 million higher).

•                                if Pounds Sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £14.6 million lower (2013: £24.8 million lower).

The Group also has a number of embedded foreign exchange derivatives in host Commercial revenue contracts. These are separately recognised in the financial statements at fair value since they are not closely related to the host contract.  As at 30 June 2014 the fair value of such derivatives was a net liability of £1,320,000 (2013: £nil).

Red Football Limited

Notes to the consolidated financial statements (continued)

28	Financial risk management (continued)

a)	Market risk (continued)

Interest rate risk

The Group has no significant interest bearing assets other than cash on deposit which attracts interest at a small margin above UK base rates.

The Group’s interest rate risk arises from its borrowings. Borrowings issued at variable interest rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group’s borrowings are denominated in pounds sterling and US dollar. Full details of the Group’s borrowings and associated interest rates can be found in note 20.

The Group manages its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Consequently, the impact on equity and post-tax profit of a 1.0% shift in interest rates would not be material to any periods presented.

The Group has entered into a number of swap agreements. The following table details the interest rate swaps committed to at the reporting date:

2014				2013
Principal value of loan outstanding				Principal value of loan outstanding	Rate
’000	Rate received	Rate paid	Expiry date	’000	received	Rate paid	Expiry date
*£6,087 — £4,199	3 month Libor	Fixed 6.1%	9 July 2018	*6,469 — 4,199	3 month Libor	Fixed 6.1%	9 July 2018
*$307,808— $244,667	3 month US$ Libor	Fixed 1.308%	21 June 2018	—	—	—	—

*The principal value of the interest rate swaps reduce due to anticipated loan repayments.

As at 30 June 2014 the fair value of these interest rate swaps was a liability of £1,098,000 (2013: £1,337,000).

Red Football Limited

Notes to the consolidated financial statements (continued)

28	Financial risk management (continued)

b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk is managed on a Group basis and arises from cash and cash equivalents and trade and other receivables (excluding receivables from parent undertakings and prepayments) — the maximum credit exposure is £181,413,000 (2013: £152,381,000).  Management does not expect any material losses from non-performance by these counterparties.

A substantial majority of the Group’s Broadcasting revenue is derived from media contracts negotiated by the Premier League and UEFA with media distributors, and although the Premier League obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains the Group’s single largest credit exposure. The Group derives Commercial and sponsorship revenue from certain corporate sponsors, including global, regional, mobile, media and supplier sponsors in respect of which the Group may manage its credit risk by seeking advance payments, installments and/or bank guarantees where appropriate. The substantial majority of this revenue is derived from a limited number of sources. The Group is also exposed to other football clubs globally for the payment of transfer fees on players. Depending on the transaction, some of these fees are paid to the Group in installments. The Group tries to manage its credit risk with respect to those clubs by requiring payments in advance or, in the case of payments on installment, requiring bank guarantees on such payments in certain circumstances. However, the Group cannot ensure these efforts will eliminate its credit exposure to other clubs. A change in credit quality at one of the media broadcasters for the Premier League or UEFA, one of the Group’s sponsors or a club to whom the Group has sold a player can increase the risk that such counterparty is unable or unwilling to pay amounts owed to the Group. Derivative financial instruments and cash and cash equivalents are placed with counterparties with a minimum Moody’s rating of Aa3.

Derivative financial instruments and cash and cash equivalents are placed with counterparties with a minimum Moody’s rating of Aa3.

Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £84,238,000 (2013: £33,475,000), £2,777,000 (2013: £7,913,000) relates to amounts receivable from various other football clubs in relation to player trading and £78,924,000 (2013: £17,259,000) relates to Commercial sponsorship.

As at 30 June 2014, trade receivables of £65,960,000 (2013: £27,135,000) were neither past due nor impaired. Management considers that, based on historical information about default rates and the current strength of relationships (a number of which are recurring long term relationships) the credit quality of trade receivables that are neither past due nor impaired is good.

As at 30 June 2014, trade receivables of £18,278,000 (2013: £6,340,000) were past due but not impaired. These relate to independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2014 £’000	2013 £’000
Up to 3 months past due	16,329	5,609
Over 3 months past due	1,949	731
	18,278	6,340

Red Football Limited

Notes to the consolidated financial statements (continued)

28                        Financial risk management (continued)

b)                           Credit risk (continued)

As at 30 June 2014, trade receivables of £4,759,000 (2013: £6,055,000) were impaired and provided for. The amount of the provision as at 30 June 2014 was £4,759,000 (2013: £6,055,000). The individually impaired receivables largely relate to a transfer fee receivable of £2,147,000 (2013: £2,147,000) due from one football club who have entered administration. The ageing of these receivables, based on due date, is as follows:

	2014 £’000	2013 £’000
Up to 3 months	156	1,053
Over 3 months	4,603	5,002
	4,759	6,055

Movements on the provision for impairment of trade receivables are as follows:

	2014 £’000	2013 £’000
Brought forward	6,055	2,586
Provision for receivables impairment	985	3,470
Receivables written off during the year as uncollectible	(1,178)	(1)
Unused amounts reversed	(1,103)	—
Carried forward	4,759	6,055

c)                            Liquidity risk

The Group’s policy is to maintain a balance of continuity of funding and flexibility through the use of secured term loan facilitys and other borrowings as applicable. The annual cash flow is cyclical in nature with a significant portion of cash inflows being received prior to the start of the playing season. Ultimate responsibility for liquidity risk management rests with the executive directors of Manchester United plc. The directors use management information tools including budgets and cash flow forecasts to constantly monitor and manage current and future liquidity.

Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group’s liquidity requirements to ensure that the Group has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. The Group’s borrowing facilities are described in note 20. Financing facilities have been agreed at appropriate levels having regard to the Group’s operating cash flows and future development plans.

Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. At 30 June 2014, the Group held cash and cash equivalents of £66,158,000 (2013: £94,200,000).

The table below analyses the Group’s non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows including interest and therefore differs from the carrying amounts in the consolidated balance sheet.

Red Football Limited

Notes to the consolidated financial statements (continued)

28                        Financial risk management (continued)

c)                            Liquidity risk (continued)

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000
Trade and other payables excluding social security and other taxes(1)	142,501	21,918	21,702	—
Borrowings	29,363	29,387	350,863	—
	171,864	51,305	372,565	—
Non-trading(2) and net settled derivative financial instruments:
cash outflow	3,566	3,369	5,527	—
cash inflow	—	—	—	—
At 30 June 2014	175,430	54,674	378,092	—
Trade and other payables excluding social security and other taxes(1)	63,565	11,199	7,576	1,287
Borrowings	27,833	33,060	423,074	4,321
	91,398	44,259	430,650	5,608
Non-trading(2) and net settled derivative financial instruments:
cash outflow	383	332	852	60
cash inflow	(260)	—	—	—
At 30 June 2013	91,521	44,591	431,502	5,668

(1) Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.

(2) Non-trading derivatives are included at their fair value at the reporting date.

28.2                        Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximising the return to shareholders through the optimisation of the debt and equity balance. Capital is calculated as ‘equity attributable to owners of the Company’ as shown in the balance sheet plus net debt. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the balance sheet) less cash and cash equivalents and is used by management in monitoring the net indebtedness of the Group. A reconciliation of net debt is shown in note 20.

Red Football Limited

Notes to the consolidated financial statements (continued)

28	Financial risk management (continued)

28.3	Fair value estimation

The following table presents the financial instruments carried at fair value. The different levels have been defined as follows:

•             Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

	2014 £’000	2013 £’000
Assets
Derivative financial assets designated as cash flow hedges (note 15):
Forward foreign exchange contracts	—	260
Liabilities
Derivative financial liabilities designated as cash flow hedges (note 15):
Interest rate swaps	(148)	—
Forward foreign exchange contracts	—	(29)
Derivative financial liabilities at fair value through profit or loss (note 15):
Embedded foreign exchange derivatives	(1,320)	—
Interest rate swaps	(950)	(1,337)
Forward foreign exchange contracts	(59)	—
	(2,477)	(1,106)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorised as Level 2.

All of the financial instruments detailed above are categorised as Level 2. Specific valuation techniques used include:

•             The fair value of forward foreign exchange contracts is determined using forward exchange rates at the reporting date, with the resulting value discounted back to present value;

•             The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•             The fair value of embedded foreign exchange derivatives is determined as the change in the fair value of the embedded derivative at the contract inception date and the fair value of the embedded derivative at the reporting date; the fair value of the embedded derivative is determined using forward exchange rates with the resulting value discounted to present value.

Red Football Limited

Notes to the consolidated financial statements (continued)

29                        Related party transactions

The immediate parent undertaking is Red Football Joint Venture Limited. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

Manchester United plc, a company incorporated in the Cayman Islands and listed on the New York Stock Exchange, is the parent undertaking of the largest group of undertakings to consolidate these financial statements as at 30 June 2014. The consolidated financial statements of Manchester United plc can be obtained from the website www.manutd.com.

Mr. Kevin Glazer, a director of the Company, and certain members of his immediate family hold an interest in the Group’s US dollar denominated senior secured notes. The principal amount of the Group’s senior secured notes held by Mr. Kevin Glazer and certain members of his immediate family at 30 June 2014 was US$7.3 million (2013: US$7.3 million). The US dollar denominated notes attract a fixed coupon rate of 8.375%. Interest payable to Mr. Kevin Glazer and certain members of his immediate family during the year amounted to £372,000 (2013: £449,000) of which £146,000 (2013: £158,000) was accrued at the year end.

30                        Events after the reporting date

30.1              Playing registrations

The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2014, for total proceeds, net of associated costs, of £25,839,000. The associated net book value was £7,911,000.

Subsequent to 30 June 2014 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £118,597,000.

30.2              Borrowings — secured term loan facility

On 11 August 2014 the Group re-negotiated the terms of the secured term loan facility. The outstanding principal amount of the loan was increased by $7,892,500 to the original principal amount of $315,700,000. The Group continues to have the option to repay the loan at any time, however, scheduled repayments are no longer required. The remaining balance of the loan is now repayable on 8 August 2019. All other terms of the loan remain unchanged.

30.3              Agreement with adidas

In July 2014 the Group announced a 10-year agreement with adidas with respect to global technical sponsorship and dual-branded licensing rights, beginning with the 2015/16 season.  The minimum guarantee payable by adidas is equal to £750 million over the 10-year term of the agreement, or an average of £75 million per year, though actual cash payments per year will vary, subject to certain adjustments. Payments due in a particular year may increase if the first team wins the Premier League, FA Cup or Champions League, or decrease if the first team fails to participate in the Champions League for two or more consecutive seasons starting with the 2015/16 season, with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for that year.  If the first team fails to participate in the Champions League for two or more consecutive seasons, then the reduction is applied as from the year in which the second consecutive season of non-participation falls. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the first-team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the 10-year term of the agreement.

Red Football Limited

Independent auditors’ report to the members of Red Football Limited

Report on the parent company financial statements

Our opinion

In our opinion the financial statements, defined below:

•                  give a true and fair view of the state of the parent company’s affairs as at 30 June 2014;

•                  have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

•                  have been prepared in accordance with the requirements of the Companies Act 2006.

This opinion is to be read in the context of what we say in the remainder of this report.

What we have audited
The parent company financial statements (the “financial statements”), which are prepared by Red Football Limited comprise:

•                  the Company balance sheet as at 30 June 2014; and

•                  the notes to the financial statements, which include a summary of significant accounting policies and other explanatory information.

The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

In applying the financial reporting framework, the directors have made a number of subjective judgements, for example in respect of significant accounting estimates. In making such estimates, they have made assumptions and considered future events.

What an audit of financial statements involves

We conducted our audit in accordance with International Standards on Auditing (UK And Ireland) (“ISAs (UK & Ireland)”). An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

•                  whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed;

•                  the reasonableness of significant accounting estimates made by the directors; and

•                  the overall presentation of the financial statements.

In addition, we read all the financial and non-financial information in the Annual Report and financial statements to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

Other matters on which we are required to report by exception

Adequacy of information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•                  we have not received all the information and explanations we require from our audit; or

•                  adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•                  the financial statements are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Statement of directors’ responsibilities set out on page 8, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and ISAs (UK & Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the Company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose.  We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other matter

We have reported separately on the consolidated financial statements of Red Football Limited for the year ended 30 June 2014.

Graham Parsons (Senior Statutory Auditor)

For and on behalf of

Chartered Accountants and Statutory Auditors

Manchester

27 October 2014

Red Football Limited

Company balance sheet

		As at 30 June
	Note	2014 £’000	2013 £’000
Fixed assets
Investments in subsidiary undertakings	4	809,143	809,143
Current assets
Debtors — amounts falling due within one year	5	234,059	234,060
Debtors — amounts falling due after more than one year	5	5,882	—
Creditors — amounts falling due within one year	6	(32,011)	(25,421)
Net current assets		207,930	208,639
Total assets less current liabilities		1,017,073	1,017,782
Creditors — amounts falling due after more than one year	7	(2,968)	(8,555)
Net assets		1,014,105	1,009,227

Capital and reserves
Share capital	8	—	—
Capital contribution reserve	9	405,799	405,799
Profit and loss account	9	608,306	603,428
Total shareholders’ funds	10	1,014,105	1,009,227

The financial statements on pages 62 to 66 were approved by the board of directors on 27 October 2014 and were signed on its behalf by:

J Glazer

Director

Registered Number: 05370076

Red Football Limited

Notes to the Company financial statements

1                                         General information

Red Football Limited is a holding company. The Company is a private company limited by share capital incorporated and domiciled in the United Kingdom. The address of its registered office is Sir Matt Busby Way, Old Trafford, Manchester, M16 0RA.

2                               Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1                     Basis of preparation

The Company’s financial statements have been prepared on a going concern basis under the historical cost convention, and have been drawn up in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP) and the Companies Act 2006.

2.2                     Tax

Current tax, including UK corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the reporting date where transactions or events that result in an obligation to pay more (or less) tax in the future have occurred at the reporting date. Timing differences are differences between the Company’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses on tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply in the period in which the liability is settled or the asset is realised and is charged or credited in the profit and loss account. Deferred tax is measured on a non-discounted basis.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.3                    Investments in subsidiary undertakings

Investments in subsidiary undertakings in the Company balance sheet are included at cost less any provision for impairment in value. Impairment reviews are performed by the directors when there has been an indication of potential impairment.

2.4                    Cash flow statement and related party disclosures

The Company is a wholly owned subsidiary of Red Football Joint Venture Limited and is included in the consolidated financial statements of Manchester United plc, which are publicly available. Consequently, the Company has taken advantage of the exemption from preparing a cash flow statement under the terms of FRS 1 (revised 1996) ‘Cash Flow Statements’. The Company is also exempt under the terms of FRS 8 ‘Related party disclosures’ from disclosing related party transactions with entities that are part of the Manchester United plc group or investees of the Manchester United plc group.

3                              Result for the year

The directors have taken advantage of the exemption available under Section 408 of the Companies Act 2006 and have not presented a profit and loss account for the Company. The Company’s result for the financial year was a profit of £4,878,000 (2013: loss of £6,085,000).

The auditors’ remuneration for audit and other services is disclosed in note 5 to the consolidated financial statements.

Red Football Limited

Notes to the Company financial statements (continued)

4                                         Investments in subsidiary undertakings

Total
Cost and net book amount	£’000

At 1 July 2013 and 30 June 2014	809,143

Investments in subsidiary undertakings as at 30 June 2014 relates to the following companies:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned

Red Football Junior Limited *	Holding company	GBP 100	100% Ordinary
Manchester United Limited *	Commercial company	GBP 26,519,248	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR 13	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,400	100% Ordinary

* Direct investment of Red Football Limited, others are held by subsidiary undertakings.

All of the above were incorporated and operate in England and Wales, with the exception of Manchester United Commercial Enterprises (Ireland) Limited which was incorporated and operates in Ireland.

The directors believe that the net book value of investments in subsidiary undertakings is supported by their underlying net assets and future forecasts.

Red Football Limited

Notes to the Company financial statements (continued)

5                                         Debtors

	2014 £’000	2013 £’000
Amounts falling due within one year:
Amounts owed by group undertakings	234,059	234,060
	234,059	234,060
Amounts falling due after more than one year:
Deferred tax asset	5,882	—
	5,882	—
Total debtors	239,941	234,060

Amounts owed by group undertakings are unsecured, interest free and repayable on demand.

The deferred tax asset comprises:

	2014 £’000	2013 £’000
Carried forward tax losses	5,882	—
	5,882	—

The movement in the deferred tax asset is as follows:

	2014 £’000	2013 £’000
At 1 July	—	—
Credited to profit and loss account	5,882	—
At 30 June	5,882	—

A deferred tax asset has been recognised in the year as management now believe it is more likely than not that there will be adequate taxable profits available in future years to offset against the asset.

6                                         Creditors — amounts falling due within one year

	2014 £’000	2013 £’000
Amounts owed to group undertakings	26,440	20,305
Other creditors	5,571	5,116
	32,011	25,421

Amounts owed to group undertakings are unsecured, interest free and repayable on demand.

7                                         Creditors — amounts falling due after more than one year

	2014 £’000	2013 £’000
Other creditors	2,968	8,555

8                                         Share capital

	2014 £	2013 £
Allotted, called-up and fully paid:
994,397 (2013: 994,397) ordinary shares of £0.0001 each	99	99

Red Football Limited

Notes to the Company financial statements (continued)

9                                         Reserves

	Capital contribution reserve £’000	Profit and loss account £’000
At 1 July 2013	405,799	603,428
Profit for the year	—	4,878
At 30 June 2014	405,799	608,306

10                                  Reconciliation of movements in shareholders’ funds

	2014 £’000	2013 £’000
Profit/(loss) for the year	4,878	(6,085)
Opening shareholders’ funds	1,009,227	1,015,312
Closing shareholders’ funds	1,014,105	1,009,227

11                                  Commitments and contingent liabilities

11.1                        Capital commitments

At 30 June 2014, the Company did not have any capital commitments (2013: £nil).

11.2              Debt of subsidiary undertaking

MU Finance plc, a subsidiary of the Company, has a US dollar denominated secured term loan facility. The loan is secured against substantially all of the assets of each of the guarantors, which by definition incorporates Red Football Limited, Red Football Junior Limited, Manchester United Football Club Limited, MU Finance plc and the Company. The principal amount outstanding at 30 June 2014 was the sterling equivalent of £180.0 million ($307.8 million).

MU Finance plc has also issued senior secured notes that are secured by a first-ranking lien over all shares and substantially all property and assets of the issuer and guarantors, which by definition incorporates Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and the Company. The principal amount outstanding at 30 June 2014 was the sterling equivalent of £157.4 million ($269.2 million).

12                                  Immediate parent undertaking and ultimate controlling party

The immediate parent undertaking is Red Football Joint Venture Limited. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

Manchester United plc, a company incorporated in the Cayman Islands and listed on the New York Stock Exchange, is the parent undertaking of the largest group of undertakings to consolidate these financial statements at 30 June 2014. The consolidated financial statements of Manchester United plc can be obtained from the website www.manutd.com.

Red Football Limited is the parent undertaking of the smallest group of undertakings to consolidate these financial statements as at 30 June 2014. The consolidated financial statements of Red Football Limited can be obtained from the Company Secretary, Red Football Limited, Old Trafford, Manchester, M16 0RA.